UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

KCG Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number of Class of Securities)

John McCarthy, Esq.

KCG Holdings, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

Robert W. Reeder, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$330,000,000	$38,346

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $330,000,000 in value of shares of the Class A Common Stock, par value $0.01 per share, of KCG Holdings, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by KCG Holdings, Inc., a Delaware corporation (“KCG” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $330,000,000 of shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price not greater than $14.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 4, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is KCG Holdings, Inc. The address of the Company’s principal executive offices is 545 Washington Boulevard, Jersey City, New Jersey 07310. The Company’s telephone number is (201) 222-9400.

(b) This Schedule TO relates to the Shares of KCG. As of April 30, 2015, there were 109,040,224 issued and outstanding Shares (and 37,729,713 Shares reserved for issuance upon exercise of all outstanding Class A, Class B and Class C warrants to purchase Shares and stock options and vesting of all outstanding restricted stock units). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) KCG Holdings, Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 4, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(5)(A)	Press Release issued by the Company on May 1, 2015.*

(a)(5)(B)	Earnings Presentation of the Company, dated May 1, 2015.*

(a)(5)(C)	Transcript of the Earnings Conference Call of the Company on May 1, 2015.*

(d)(1)	Registration Rights Agreement, dated July 1, 2013, among the Company, Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC - Incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(2)	Warrant Agreement, dated July 1, 2013, between the Company and Computershare Shareowner Services LLC—Incorporated herein by reference to Exhibit 4.3 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(3)	Form of Class A Warrant Certificate—Included in Exhibit (d)(2).

(d)(4)	Form of Class B Warrant Certificate—Included in Exhibit (d)(2).

(d)(5)	Form of Class C Warrant Certificate—Included in Exhibit (d)(2).

(d)(6)	Indenture, dated March 13, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

(d)(7)	Employment Agreement between the Company and Daniel Coleman - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(8)	Form of Employment Agreement - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(9)	Term Schedule to Employment Agreement between the Company and John McCarthy - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(10)	Term Schedule to Employment Agreement between the Company and Nick Ogurtsov - Incorporated herein by reference to Exhibit 10.5 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(11)	Revised Term Schedule to Employment Agreement between the Company and Jonathan Ross - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q Quarterly Report filed November 12, 2013.

(d)(12)	Term Schedule to Employment Agreement between the Company and Ryan Primmer - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(13)	Term Schedule to Employment Agreement between the Company and Gregory Tusar - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(14)	Term Schedule to Employment Agreement between the Company and Steffan Parratt - Incorporated herein by reference to Exhibit 10.2 of the Company’s Form 8-K Current Report filed January 6, 2015.

(d)(15)	Employment Agreement between KCG Europe Limited and Philip Allison - Incorporated herein by reference to Exhibit 10.12 of the Company’s Form 10-K Annual Report filed March 2, 2015.

(d)(16)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan - Incorporated herein by reference to Exhibit 10.5 of the Company’s Form 10-Q Quarterly Report filed on May 12, 2014.

(d)(17)	KCG Holdings, Inc. Amended and Restated Executive Incentive Plan - Incorporated herein by reference to Exhibit B of the Company’s Proxy Statement on Schedule 14A filed on April 3, 2014.

(d)(18)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Restricted Stock Unit Agreement - Incorporated herein by reference to Exhibit 10.8 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(19)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Option Agreement - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 8-K Current Report filed on July 1, 2013.

Exhibit Number	Description

(d)(20)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Appreciation Right Agreement - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(21)	KCG Holdings, Inc. Compensation Recoupment Policy - Incorporated herein by reference to Exhibit 10.16 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(22)	Credit Agreement, dated July 1, 2013, by and among OCTEG, LLC and Knight Capital Americas LLC, as borrowers, the Company, as guarantor, the lenders from time to time party thereto, BMO Harris Bank N.A., as administrative agent and collateral agent, JPMorgan Chase Bank N.A. and Bank of America, N.A., as syndication agents, and BMO Capital Markets, JPMorgan Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint book runners - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on July 2, 2013.

(d)(23)	First Amendment to Credit Agreement, dated October 24, 2013, by and among OCTEG, LLC and Knight Capital Americas LLC, as borrowers, the Company, as guarantor, the lenders from time to time party thereto and BMO Harris Bank N.A., as administrative agent - Incorporated herein by reference to Exhibit 10.21 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(24)	Security Agreement, dated March 13, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

*	Previously filed.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCG HOLDINGS, INC.

By:	/s/ John McCarthy
Name:	John McCarthy
Title:	General Counsel and Corporate Secretary

Date: May 4, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 4, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(5)(A)	Press Release issued by the Company on May 1, 2015.*

(a)(5)(B)	Earnings Presentation of the Company, dated May 1, 2015.*

(a)(5)(C)	Transcript of the Earnings Conference Call of the Company on May 1, 2015.*

(d)(1)	Registration Rights Agreement, dated July 1, 2013, among the Company, Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC - Incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(2)	Warrant Agreement, dated July 1, 2013, between the Company and Computershare Shareowner Services LLC - Incorporated herein by reference to Exhibit 4.3 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(3)	Form of Class A Warrant Certificate - Included in Exhibit (d)(2).

(d)(4)	Form of Class B Warrant Certificate - Included in Exhibit (d)(2).

(d)(5)	Form of Class C Warrant Certificate - Included in Exhibit (d)(2).

(d)(6)	Indenture, dated March 13, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

(d)(7)	Employment Agreement between the Company and Daniel Coleman - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(8)	Form of Employment Agreement - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(9)	Term Schedule to Employment Agreement between the Company and John McCarthy - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(10)	Term Schedule to Employment Agreement between the Company and Nick Ogurtsov - Incorporated herein by reference to Exhibit 10.5 of the Company’s Form 8-K Current Report filed August 9, 2013.

(d)(11)	Revised Term Schedule to Employment Agreement between the Company and Jonathan Ross - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q Quarterly Report filed November 12, 2013.

(d)(12)	Term Schedule to Employment Agreement between the Company and Ryan Primmer - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(13)	Term Schedule to Employment Agreement between the Company and Gregory Tusar - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(14)	Term Schedule to Employment Agreement between the Company and Steffan Parratt - Incorporated herein by reference to Exhibit 10.2 of the Company’s Form 8-K Current Report filed January 6, 2015.

(d)(15)	Employment Agreement between KCG Europe Limited and Philip Allison - Incorporated herein by reference to Exhibit 10.12 of the Company’s Form 10-K Annual Report filed March 2, 2015.

(d)(16)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan - Incorporated herein by reference to Exhibit 10.5 of the Company’s Form 10-Q Quarterly Report filed on May 12, 2014.

(d)(17)	KCG Holdings, Inc. Amended and Restated Executive Incentive Plan - Incorporated herein by reference to Exhibit B of the Company’s Proxy Statement on Schedule 14A filed on April 3, 2014.

(d)(18)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Restricted Stock Unit Agreement - Incorporated herein by reference to Exhibit 10.8 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(19)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Option Agreement - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 8-K Current Report filed on July 1, 2013.

Exhibit Number	Description

(d)(20)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Appreciation Right Agreement - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(21)	KCG Holdings, Inc. Compensation Recoupment Policy - Incorporated herein by reference to Exhibit 10.16 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(22)	Credit Agreement, dated July 1, 2013, by and among OCTEG, LLC and Knight Capital Americas LLC, as borrowers, the Company, as guarantor, the lenders from time to time party thereto, BMO Harris Bank N.A., as administrative agent and collateral agent, JPMorgan Chase Bank N.A. and Bank of America, N.A., as syndication agents, and BMO Capital Markets, JPMorgan Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint book runners - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on July 2, 2013.

(d)(23)	First Amendment to Credit Agreement, dated October 24, 2013, by and among OCTEG, LLC and Knight Capital Americas LLC, as borrowers, the Company, as guarantor, the lenders from time to time party thereto and BMO Harris Bank N.A., as administrative agent - Incorporated herein by reference to Exhibit 10.21 of the Company’s Form 10-K Annual Report filed March 3, 2014.

(d)(24)	Security Agreement, dated March 13, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

*	Previously filed.